Brookfield

2024

Brookfield Renewable Partners L.P.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

As at June 30, 2024 and December 31, 2023

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	June 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	14	$1,236	$1,141
Restricted cash	15	296	310
Trade receivables and other current assets	16	1,630	1,517
Financial instrument assets	4	239	199
Due from related parties	19	389	1,443
Assets held for sale	3	412	—
		4,202	4,610
Financial instrument assets	4	2,056	1,768
Equity-accounted investments	13	2,530	2,546
Property, plant and equipment, at fair value	7	61,826	64,005
Goodwill	12	1,888	1,944
Deferred income tax assets		248	244
Other long-term assets		1,049	1,011
Total Assets		$73,799	$76,128
Liabilities
Current liabilities
Accounts payable and accrued liabilities	17	$1,348	$1,539
Financial instrument liabilities	4	730	687
Due to related parties	19	850	835
Corporate borrowings	8	1,031	183
Non-recourse borrowings	8	3,888	4,752
Provisions		36	42
Liabilities directly associated with assets held for sale	3	173	—
		8,056	8,038
Financial instrument liabilities	4	2,519	2,433
Corporate borrowings	8	2,865	2,650
Non-recourse borrowings	8	21,969	22,117
Deferred income tax liabilities		6,858	7,174
Provisions		1,203	1,268
Due to related parties	19	682	705
Other long-term liabilities		1,666	1,764
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	18,099	18,863
General partnership interest in a holding subsidiary held by Brookfield	9	48	55
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	2,330	2,684
BEPC exchangeable shares	9	2,152	2,479
Preferred equity	9	565	583
Perpetual subordinated notes	9	738	592
Preferred limited partners' equity	10	634	760
Limited partners' equity	11	3,415	3,963
Total Equity		27,981	29,979
Total Liabilities and Equity		$73,799	$76,128
The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED (MILLIONS, EXCEPT PER UNIT INFORMATION)		Three months ended June 30		Six months ended June 30
	Notes	2024	2023	2024	2023
Revenues	19	$1,482	$1,205	$2,974	$2,536
Other income		62	61	96	87
Direct operating costs(1)		(618)	(425)	(1,252)	(826)
Management service costs	19	(53)	(55)	(98)	(112)
Interest expense	8	(489)	(402)	(965)	(796)
Share of (loss) earnings from equity-accounted investments	13	(25)	13	(58)	46
Foreign exchange and financial instruments gain	4	116	172	236	318
Depreciation	7	(517)	(458)	(1,019)	(887)
Other		(27)	59	(39)	5
Income tax (expense) recovery
Current	6	(16)	(37)	(44)	(80)
Deferred	6	(3)	18	11	37
		(19)	(19)	(33)	(43)
Net income (loss)		$(88)	$151	$(158)	$328
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$41	$167	$66	$352
General partnership interest in a holding subsidiary held by Brookfield	9	30	27	63	55
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(54)	(20)	(99)	(38)
BEPC exchangeable shares	9	(51)	(18)	(92)	(34)
Preferred equity	9	6	6	13	13
Perpetual subordinated notes	9	10	7	17	14
Preferred limited partners' equity	10	9	10	20	20
Limited partners' equity	11	(79)	(28)	(146)	(54)
		$(88)	$151	$(158)	$328
Basic and diluted loss per LP unit		$(0.28)	$(0.10)	$(0.51)	$(0.20)
(1)Direct operating costs exclude depreciation expense disclosed below.
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended June 30		Six months ended June 30
	Notes	2024	2023	2024	2023
Net income (loss)		$(88)	$151	$(158)	$328
Other comprehensive income (loss) that will not be reclassified to net income (loss)
Revaluations of property, plant and equipment	7	(96)	(2)	(121)	(44)
Actuarial gain (loss) on defined benefit plans		2	(5)	4	(6)
Deferred tax recovery (expense) on above item		—	10	(3)	10
Unrealized gain (loss) on investments in equity securities	4	(1)	2	(1)	2
Equity-accounted investments	13	3	(4)	3	6
Total items that will not be reclassified to net income		(92)	1	(118)	(32)
Other comprehensive income (loss) that may be reclassified to net income
Foreign currency translation		(697)	599	(938)	871
Gain (loss) arising during the period on financial instruments designated as cash-flow hedges	4	(88)	50	(262)	178
Gain (loss) on foreign exchange swaps – net investment hedge	4	124	—	146	(19)
Reclassification adjustments for amounts recognized in net income (loss)	4	(33)	(23)	(62)	(72)
Deferred income taxes on above items		7	(3)	31	(14)
Equity-accounted investments	13	(8)	(17)	(21)	(24)
Total items that may be reclassified subsequently to net income (loss)		(695)	606	(1,106)	920
Other comprehensive income (loss)		(787)	607	(1,224)	888
Comprehensive income (loss)		$(875)	$758	$(1,382)	$1,216
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$(488)	$600	$(760)	$954
General partnership interest in a holding subsidiary held by Brookfield	9	29	28	61	57
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(128)	29	(210)	44
BEPC exchangeable shares	9	(120)	26	(195)	39
Preferred equity	9	1	17	(5)	26
Perpetual subordinated notes	9	10	7	17	14
Preferred limited partners' equity	10	9	10	20	20
Limited partners' equity	11	(188)	41	(310)	62
		$(875)	$758	$(1,382)	$1,216
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED THREE MONTHS ENDED JUNE 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at March 31, 2024	$(2,305)	$(735)	$6,736	$2	$20	$1	$3,719	$760	$570	$738	$2,336	$18,669	$52	$2,529	$29,373
Net income (loss)	(79)	—	—	—	—	—	(79)	9	6	10	(51)	41	30	(54)	(88)
Other comprehensive income (loss)	—	(80)	(17)	—	(12)	—	(109)	—	(5)	—	(69)	(529)	(1)	(74)	(787)
Equity issuance (Note 9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Equity repurchased for cancellation (Note 11)	(24)	—	—	—	—	—	(24)	—	—	—	—	—	—	—	(24)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	344	—	—	344
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(151)	—	—	(151)
Redemption of Preferred LP Units (Note 10)	—	—	—	—	—	—	—	(131)	—	—	—	—	—	—	(131)
Disposal	3	—	(3)	—	—	—	—	—	—	—	—	(35)	—	—	(35)
Distributions or dividends declared	(101)	—	—	—	—	—	(101)	(9)	(6)	(10)	(64)	(244)	(33)	(69)	(536)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	—	2
Other	17	2	(12)	—	—	—	7	5	—	—	—	4	—	(2)	14
Change in period	(182)	(78)	(32)	—	(12)	—	(304)	(126)	(5)	—	(184)	(570)	(4)	(199)	(1,392)
Balance, as at June 30, 2024	$(2,487)	$(813)	$6,704	$2	$8	$1	$3,415	$634	$565	$738	$2,152	$18,099	$48	$2,330	$27,981

Balance, as at March 31, 2023	$(2,008)	$(796)	$6,801	$5	$30	$1	$4,033	$760	$573	$592	$2,522	$15,526	$58	$2,848	26,912
Net income (loss)	(28)	—	—	—	—	—	(28)	10	6	7	(18)	167	27	(20)	151
Other comprehensive income (loss)	—	65	4	(1)	1	—	69	—	11	—	44	433	1	49	607
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	587	—	—	587
Equity issuance	389	—	—	—	—	—	389	—	—	—	241	—	—	—	630
Disposal	—	—	—	—	—	—	—	—	—	—	—	(26)	—	—	(26)
Distributions or dividends declared	(92)	—	—	—	—	—	(92)	(10)	(6)	(7)	(61)	(243)	(29)	(66)	(514)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	—	2
Ownership changes	113	16	(107)	—	(1)	—	21	—	—	—	(21)	—	—	—	—
Other	(256)	(31)	211	1	—	—	(75)	—	—	—	(21)	160	2	97	163
Change in period	128	50	108	—	—	—	286	—	11	—	164	1,078	1	60	1,600
Balance, as at June 30, 2023	$(1,880)	$(746)	$6,909	$5	$30	$1	$4,319	$760	$584	$592	$2,686	$16,604	$59	$2,908	$28,512
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED SIX MONTHS ENDED JUNE 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2023	$(2,118)	$(701)	$6,743	$2	$36	$1	$3,963	$760	$583	$592	$2,479	$18,863	$55	$2,684	$29,979
Net income (loss)	(146)	—	—	—	—	—	(146)	20	13	17	(92)	66	63	(99)	(158)
Other comprehensive income (loss)	—	(115)	(22)	—	(27)	—	(164)	—	(18)	—	(103)	(826)	(2)	(111)	(1,224)
Equity issuance (Note 11, 19)	—	—	—	—	—	—	—	—	—	146	—	—	—	—	146
Equity repurchased for cancellation (Note 12)	(52)	—	—	—	—	—	(52)	—	—	—	—	—	—	—	(52)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	511	—	—	511
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(167)	—	—	(167)
Redemption of Preferred LP Units (Note 10)	—	—	—	—	—	—	—	(131)	—	—	—	—	—	—	(131)
Disposals (Note 2)	3	—	(3)	—	—	—	—	—	—	—	—	(35)	—	—	(35)
Distributions or dividends declared	(204)	—	—	—	—	—	(204)	(20)	(13)	(17)	(129)	(351)	(67)	(139)	(940)
Distribution reinvestment plan	4	—	—	—	—	—	4	—	—	—	—	—	—	—	4
Other	26	3	(14)	—	(1)	—	14	5	—	—	(3)	38	(1)	(5)	48
Change in period	(369)	(112)	(39)	—	(28)	—	(548)	(126)	(18)	146	(327)	(764)	(7)	(354)	(1,998)
Balance, as at June 30, 2024	$(2,487)	$(813)	$6,704	$2	$8	$1	$3,415	$634	$565	$738	$2,152	$18,099	$48	$2,330	$27,981

Balance, as at December 31, 2022	$(1,898)	$(845)	$6,817	$4	$17	$1	$4,096	$760	$571	$592	$2,561	$14,755	$59	$2,892	26,286
Net income (loss)	(54)	—	—	—	—	—	(54)	20	13	14	(34)	352	55	(38)	328
Other comprehensive income (loss)	—	103	—	—	13	—	116	—	13	—	73	602	2	82	888
Equity issuance	389	—	—	—	—	—	389	—	—	—	241	—	—	—	630
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	1,581	—	—	1,581
Disposal	14	—	(14)	—	—	—	—	—	—	—	—	(414)	—	—	(414)
Distributions or dividends declared	(189)	—	—	—	—	—	(189)	(20)	(13)	(14)	(119)	(401)	(57)	(133)	(946)
Distribution reinvestment plan	4	—	—	—	—	—	4	—	—	—	—	—	—	—	4
Ownership changes	113	16	(107)	—	(1)	—	21	—	—	—	(21)	—	—	—	—
Other	(259)	(20)	213	1	1	—	(64)	—	—	—	(15)	129	—	105	155
Change in period	18	99	92	1	13	—	223	—	13	—	125	1,849	—	16	2,226
Balance, as at June 30, 2023	$(1,880)	$(746)	$6,909	$5	$30	$1	$4,319	$760	$584	$592	$2,686	$16,604	$59	$2,908	$28,512
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended June 30		Six months ended June 30
(MILLIONS)	Notes	2024	2023	2024	2023
Operating activities
Net income (loss)		$(88)	$151	$(158)	$328
Adjustments for the following non-cash items:
Depreciation	7	517	458	1,019	887
Unrealized foreign exchange and financial instruments gain	4	(122)	(144)	(239)	(274)
Share of (earnings) loss from equity-accounted investments	13	25	(13)	58	(46)
Deferred income tax expense	6	3	(18)	(11)	(37)
Other non-cash items		37	(15)	93	22
Dividends received from equity-accounted investments	13	7	2	8	21
		379	421	770	901
Changes in due to or from related parties	19	26	7	84	39
Net change in working capital balances		(174)	(46)	(299)	105
		231	382	555	1,045
Financing activities
Proceeds from medium term notes	8	—	—	297	293
Corporate credit facilities, net	8	300	—	300	—
Commercial paper, net	8	80	(180)	556	(249)
Proceeds from non-recourse borrowings	8,19	2,161	901	4,039	2,429
Repayment of non-recourse borrowings	8,19	(1,359)	(1,577)	(4,205)	(3,199)
Capital contributions from participating non-controlling interests – in operating subsidiaries	9	325	587	492	1,581
Capital repaid to participating non-controlling interests – in operating subsidiaries	9	(187)	—	(203)	—
Issuance of equity instruments and related costs	9,11	—	630	146	630
Redemption and repurchase of equity instruments	10, 11	(155)	—	(183)	—
Distributions paid:
To participating non-controlling interests – in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes	9,10	(269)	(307)	(401)	(449)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	9,11	(271)	(246)	(531)	(489)
Inflows from related parties	19	84	102	1,349	102
Outflows to related parties	19	(201)	(40)	(327)	(139)
		508	(130)	1,329	510
Investing activities
Acquisitions, net of cash and cash equivalents, in acquired entity		—	(6)	(11)	(87)
Investment in property, plant and equipment	7	(820)	(484)	(1,660)	(1,056)
Investment in equity-accounted investments	13	(74)	(31)	(72)	(124)
Proceeds from disposal of assets, net of cash and cash equivalents disposed	2	190	69	190	72
Purchases of financial assets	4	(254)	(93)	(259)	(545)
Proceeds from financial assets	4	88	376	93	379
Restricted cash and other		(24)	(31)	(10)	(15)
		(894)	(200)	(1,729)	(1,376)
Foreign exchange (gain) loss on cash		(27)	16	(44)	30
Cash and cash equivalents
Increase (decrease)		(182)	68	111	209
Net change in cash classified within assets held for sale		(5)	(6)	(16)	(5)
Balance, beginning of period		1,423	1,140	1,141	998
Balance, end of period		$1,236	$1,202	$1,236	$1,202
Supplemental cash flow information:
Interest paid		$523	$363	$944	$668
Interest received		$29	$14	$53	$30
Income taxes paid		$31	$97	$70	$128
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power and sustainable solution assets primarily in North America, South America, Europe and Asia.
Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including Brookfield Renewable Corporation (“BEPC”). Unless the context indicates or requires otherwise, the term “the partnership” means Brookfield Renewable Partners L.P. and its controlled entities, excluding BEPC.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of BEPC held by public shareholders and Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in these financial statements.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.
The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 7, Series 13, and Series 18 preferred limited partners’ equity are traded under the symbols “BEP.PR.G”, “BEP.PR.M”, and “BEP.PR.R”, respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange. The perpetual subordinated notes are traded under the symbol “BEPH”, “BEPI”, and “BEPJ” on the New York Stock Exchange.

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

1. BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICY INFORMATION
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2023 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2023 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on August 2, 2024.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, £, R$, COP, INR and CNY are to United States (“U.S.”) dollars, Canadian dollars, Euros, British pound, Brazilian reais, Colombian pesos, Indian rupees and Chinese yuan, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the combined statements of financial position.
(d) Recently adopted accounting standards
International Tax Reform - Amendments to IAS 12- Pillar Two model rules
Brookfield Renewable operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. Brookfield Renewable will recognize the top-up tax as a current tax as and when it is incurred but has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax. There is no material current tax impact for the period ended June 30, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of Brookfield Renewable.
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. Brookfield Renewable noted no material impact.

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

(e) Future changes in accounting policies
IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the International Accounting Standards Board (IASB) issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Brookfield Renewable has not yet determined the impact of this standard on its disclosures.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
2. DISPOSAL OF ASSETS
On April 26, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 60 MW battery storage asset in the U.S. for proceeds of approximately $87 million ($25 million net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $82 million of total assets from the consolidated statements of financial position. This resulted in a gain on disposition of $5 million ($2 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss).
On May 28, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 30 MW hydroelectric asset in the U.S. for proceeds of approximately $67 million ($15 million net to Brookfield Renewable) net of transaction fees. As a result of the disposition, Brookfield Renewable derecognized $42 million of total assets and $4 million of total liabilities from the consolidated statements of financial position. This resulted in a gain on disposition of $29 million ($6 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss). As a result of the disposition, Brookfield Renewable's post-tax portion of the accumulated revaluation surplus of $28 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
On May 31, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 85 MW portfolio of biomass facilities in Brazil for proceeds of approximately R$251 million ($48 million) (R$105 million ($21 million) net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $86 million of total assets and $2 million of total liabilities from the consolidated statements of financial position. This resulted in loss on disposition of $24 million ($11 million net to Brookfield Renewable) recognized through other comprehensive income and $12 million ($5 million net to Brookfield Renewable) recognized within Other in the consolidated statements of income (loss) during the year.
3. ASSETS HELD FOR SALE
As at June 30, 2024, assets held for sale includes a 67 MW portfolio of wind assets in the United Kingdom, a 90 MW portfolio of hydroelectric assets in Brazil and a 6 MW distributed generation asset in the U.S.
The following is a summary of the major items of assets and liabilities classified as held for sale:

(MILLIONS)	June 30, 2024
Assets
Cash and cash equivalents	$16
Trade receivables and other current assets	7
Property, plant and equipment, at fair value	387
Other long-term assets	2
Assets held for sale	$412
Liabilities
Current liabilities	$11
Non-recourse borrowings	77
Financial instrument liabilities	52
Other long-term liabilities	33
Liabilities directly associated with assets held for sale	$173

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

4. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
There have been no other material changes in exposure to the risks Brookfield Renewable is exposed to since the December 31, 2023 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

The following table presents Brookfield Renewable's assets and liabilities including energy derivative contracts, power purchase agreements accounted for under IFRS 9 (“IFRS 9 PPAs”), interest rate swaps, foreign exchange swaps and tax equity measured and disclosed at fair value classified by the fair value hierarchy:

	June 30, 2024				December 31, 2023
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$1,236	$—	$—	$1,236	$1,141
Restricted cash(1)	407	—	—	407	391
Financial instrument assets(1)
IFRS 9 PPAs	—	—	24	24	50
Energy derivative contracts	—	115	—	115	90
Interest rate swaps	—	262	—	262	233
Foreign exchange swaps	—	85	—	85	27
Tax equity	—	—	56	56	27
Investments in debt and equity securities	—	47	1,706	1,753	1,540
Property, plant and equipment	—	—	61,826	61,826	64,005
Liabilities measured at fair value:
Financial instrument liabilities(1)
IFRS 9 PPAs	—	(48)	(953)	(1,001)	(798)
Energy derivative contracts	—	(161)	—	(161)	(82)
Interest rate swaps	—	(72)	—	(72)	(105)
Foreign exchange swaps	—	(217)	—	(217)	(353)
Tax equity	—	—	(1,798)	(1,798)	(1,782)
Contingent consideration(2)	—	—	(90)	(90)	(92)
Liabilities for which fair value is disclosed:
Corporate borrowings(1)	(2,732)	(1,039)	—	(3,771)	(2,731)
Non-recourse borrowing(1)	(1,759)	(23,554)	—	(25,313)	(26,839)
Total	$(2,848)	$(24,582)	$60,771	$33,341	$34,722
(1)Includes both the current amount and long-term amounts.
(2)Amount relates to business combinations completed in 2022 and 2023 with obligations lapsing from 2024 to 2027.

There were no transfers between levels during the six months ended June 30, 2024.

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

Financial instruments disclosures
The aggregate amount of Brookfield Renewable's net financial instrument positions are as follows:

	June 30, 2024			December 31, 2023
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
IFRS 9 PPAs	$24	$1,001	$(977)	$(748)
Energy derivative contracts	115	161	(46)	8
Interest rate swaps	262	72	190	128
Foreign exchange swaps	85	217	(132)	(326)
Investments in debt and equity securities	1,753	—	1,753	1,540
Tax equity	56	1,798	(1,742)	(1,755)
Total	2,295	3,249	(954)	(1,153)
Less: current portion	239	730	(491)	(488)
Long-term portion	$2,056	$2,519	$(463)	$(665)
(a)   Energy derivative contracts and IFRS 9 PPAs
Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(b)   Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(c)   Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(d)   Tax equity
Brookfield Renewable owns and operates certain projects in the United States under tax equity structures to finance the construction of utility-scale solar, and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
Gains or loss on the tax equity liabilities are recognized within the foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss).
(e)   Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities are classified as FVPL, FVOCI and amortized cost.

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

The following table reflects the gains (losses) included in Foreign exchange and financial instruments gain (loss) in the interim consolidated statements of income (loss) for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2024	2023	2024	2023
Energy derivative contracts	$(14)	$10	$(3)	$76
IFRS 9 PPAs	(15)	14	1	71
Investment in debt and equity securities	19	56	47	69
Interest rate swaps	15	15	26	9
Foreign exchange swaps	28	(1)	24	(6)
Tax equity	85	53	141	61
Foreign exchange gain	(2)	25	—	38
	$116	$172	$236	$318
For the three and six months ended June 30, 2024, the gains associated with debt and equity securities of nil (2023: $8 million and $13 million, respectively) were recorded in Other income on the interim consolidated statements of income (loss).
The following table reflects the gains (losses) included in other comprehensive income in the interim consolidated statements of comprehensive income (loss) for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2024	2023	2024	2023
Energy derivative contracts	$7	$18	$13	$184
IFRS 9 PPAs	(156)	25	(348)	37
Interest rate swaps	56	29	72	(17)
Foreign exchange swaps	5	(22)	1	(26)
	(88)	50	(262)	178
Foreign exchange swaps – net investment	124	—	146	(19)
Investments in debt and equity securities	(1)	2	(1)	2
	$35	$52	$(117)	$161
The following table reflects the reclassification adjustments recognized in net income (loss) in the interim consolidated statements of comprehensive income (loss) for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2024	2023	2024	2023
Energy derivative contracts	$(27)	$(34)	$(58)	$(82)
Interest rate swaps	(6)	2	(4)	1
Foreign exchange swaps	—	9	—	9
	$(33)	$(23)	$(62)	$(72)

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

5. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Brookfield Renewable operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy and storage (distributed generation and pumped storage), 5) sustainable solutions (renewable natural gas, carbon capture and storage, recycling, cogeneration biomass, nuclear services, and power transformation), and 6) corporate - with hydroelectric further segmented by geography (i.e., North America, Colombia, and Brazil). This best reflects the way in which the CODM reviews results of our company.
The reporting to the CODM was revised during the fourth quarter of 2023 to disaggregate the distributed energy & sustainable solutions business into distributed energy & storage and sustainable solutions. This change is consistent with the development of Brookfield Renewable’s business as distributed generation and sustainable solutions continue to grow as a more significant component of the business. The financial information of operating segments in the prior period has been restated to present the corresponding results of the distributed energy & storage and sustainable solutions.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and material accounting policy information. Brookfield Renewable analyzes the performance of its operating segments based on Funds From Operations. Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business, and including investment tax credits not allocated to tax equity partners. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended June 30, 2024:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$256	$53	$72	$154	$120	$61	$114	$—	$830	$(194)	$846	$1,482
Other income	10	1	—	41	30	12	29	50	173	(25)	(86)	62
Direct operating costs	(101)	(19)	(41)	(59)	(33)	(19)	(92)	(10)	(374)	130	(374)	(618)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	89	—	89
	165	35	31	136	117	54	51	40	629	—	386
Management service costs	—	—	—	—	—	—	—	(53)	(53)	—	—	(53)
Interest expense	(66)	(4)	(21)	(29)	(26)	(9)	(8)	(39)	(202)	14	(301)	(489)
Current income taxes	(2)	(1)	(1)	(4)	—	(1)	(1)	—	(10)	3	(9)	(16)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(9)	(9)	—	—	(9)
Preferred equity	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Perpetual subordinated notes	—	—	—	—	—	—	—	(10)	(10)	—	—	(10)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	(17)	—	(17)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(76)	(76)
Funds From Operations	97	30	9	103	91	44	42	(77)	339	—	—
Depreciation												(517)
Foreign exchange and financial instrument gain												116
Deferred income tax expense (recovery)												(3)
Other												(27)
Share of earnings from equity-accounted investments												(97)
Net income attributable to non-controlling interests												35
Net income (loss) attributable to Unitholders(2)												$(154)
(1)Share of loss from equity-accounted investments of $25 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $41 million is comprised of amounts found on share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended June 30, 2023:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable Solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$274	$58	$66	$129	$110	$68	$14	$—	$719	$(50)	$536	$1,205
Other income	4	2	4	42	15	2	7	22	98	(2)	(35)	61
Direct operating costs	(97)	(18)	(23)	(39)	(18)	(17)	(10)	(9)	(231)	26	(220)	(425)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	26	—	26
	181	42	47	132	107	53	11	13	586	—	281
Management service costs	—	—	—	—	—	—	—	(55)	(55)	—	—	(55)
Interest expense	(64)	(4)	(21)	(24)	(28)	(8)	(1)	(32)	(182)	6	(226)	(402)
Current income taxes	(3)	(2)	(5)	(2)	(2)	—	—	—	(14)	2	(25)	(37)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(10)	(10)	—	—	(10)
Preferred equity	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Perpetual subordinated notes	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	(8)	—	(8)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(30)	(30)
Funds From Operations	114	36	21	106	77	45	10	(97)	312	—	—
Depreciation												(458)
Foreign exchange and financial instrument gain (loss)												172
Deferred income tax expense												18
Other												59
Share of earnings from equity-accounted investments												(5)
Net income attributable to non-controlling interests												(137)
Net (loss) attributable to Unitholders(2)												$(39)
(1)Share of earning from equity-accounted investments of $13 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests – in operating subsidiaries of $167 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the six months ended June 30, 2024:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind	Utility-scale solar	Distributed generation & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$559	$112	$151	$324	$213	$113	$233	$—	$1,705	$(351)	$1,620	$2,974
Other income	16	2	1	51	58	26	42	54	250	(31)	(123)	96
Direct operating costs	(204)	(37)	(76)	(118)	(64)	(42)	(189)	(21)	(751)	242	(743)	(1,252)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	140	—	140
	371	77	76	257	207	97	86	33	1,204	—	754
Management service costs	—	—	—	—	—	—	—	(98)	(98)	—	—	(98)
Interest expense	(134)	(8)	(43)	(60)	(56)	(17)	(9)	(74)	(401)	22	(586)	(965)
Current income taxes	(3)	(3)	(4)	(7)	1	(2)	(2)	—	(20)	5	(29)	(44)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(20)	(20)	—	—	(20)
Preferred equity	—	—	—	—	—	—	—	(13)	(13)	—	—	(13)
Perpetual subordinated notes	—	—	—	—	—	—	—	(17)	(17)	—	—	(17)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	(27)	—	(27)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(139)	(139)
Funds From Operations	234	66	29	190	152	78	75	(189)	635	—	—
Depreciation												(1,019)
Foreign exchange and financial instrument gain												236
Deferred income tax expense (recovery)												11
Other												(39)
Share of earnings from equity-accounted investments												(171)
Net loss attributable to non-controlling interests												73
Net loss attributable to Unitholders(2)												$(274)
(1)Share of loss from equity-accounted investments of $58 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $66 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the six months ended June 30, 2023:

	Attributable to Unitholders									Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$609	$119	$132	$271	$198	$129	$33	$—	$1,491	$(129)	$1,174	$2,536
Other income	8	3	5	43	23	5	9	34	130	(7)	(36)	87
Direct operating costs	(206)	(35)	(42)	(75)	(45)	(36)	(19)	(18)	(476)	60	(410)	(826)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	76	—	76
	411	87	95	239	176	98	23	16	1,145	—	728	—
Management service costs	—	—	—	—	—	—	—	(112)	(112)	—	—	(112)
Interest expense	(135)	(9)	(39)	(50)	(55)	(19)	(2)	(60)	(369)	16	(443)	(796)
Current income taxes	(4)	(4)	(12)	(5)	(4)	(1)	—	—	(30)	5	(55)	(80)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(20)	(20)	—	—	(20)
Preferred equity	—	—	—	—	—	—	—	(13)	(13)	—	—	(13)
Perpetual subordinated notes	—	—	—	—	—	—	—	(14)	(14)	—	—	(14)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	(21)	—	(21)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(230)	(230)
Funds From Operations	272	74	44	184	117	78	21	(203)	587	—	—
Depreciation												(887)
Foreign exchange and financial instrument gain (loss)												318
Deferred income tax recovery												37
Other												5
Share of earnings from equity-accounted investments												(9)
Net income attributable to non-controlling interests												(122)
Net loss attributable to Unitholders(2)												$(71)
(1)Share of earnings from equity-accounted investments of $46 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests– in operating subsidiaries of $352 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

The following table provides information on each segment's statement of financial position in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of financial position by aggregating the components comprising from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
As at June 30, 2024
Cash and cash equivalents	$130	$47	$21	$164	$99	$67	$28	$3	$559	$(77)	$754	$1,236
Property, plant and equipment	14,851	1,353	2,259	5,734	3,588	2,443	313	—	30,541	(1,614)	32,899	61,826
Total assets	15,916	1,682	2,505	6,569	4,420	2,923	1,549	185	35,749	(1,573)	39,623	73,799
Total liabilities	9,074	542	1,537	4,410	3,481	1,748	813	4,255	25,860	(1,573)	21,531	45,818
As at December 31, 2023
Cash and cash equivalents	$77	$20	$12	$225	$123	$50	$30	$3	$540	$(85)	$686	$1,141
Property, plant and equipment	15,134	1,694	2,490	6,024	3,635	2,386	341	—	31,704	(1,578)	33,879	64,005
Total assets	16,143	1,880	2,738	6,802	4,518	2,842	1,540	257	36,720	(1,529)	40,937	76,128
Total liabilities	9,231	531	1,645	4,727	3,484	1,705	1,126	3,159	25,608	(1,529)	22,070	46,149

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

Geographical Information
The following table presents consolidated revenue split by reportable segment for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2024	2023	2024	2023
Hydroelectric
North America	$313	$286	$653	$708
Brazil	59	66	125	133
Colombia	310	292	661	575
	682	644	1,439	1,416
Wind	424	289	846	608
Utility-scale solar	259	174	488	338
Distributed energy & storage	113	92	190	156
Sustainable solutions	4	6	11	18
Total	$1,482	$1,205	$2,974	$2,536
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geography region:

(MILLIONS)	June 30, 2024	December 31, 2023
United States	$34,640	$34,303
Colombia	9,696	10,585
Canada	7,146	7,483
Brazil	4,666	5,622
Europe	4,601	5,046
Asia	3,407	3,320
Other	200	192
	$64,356	$66,551

6. INCOME TAXES
Brookfield Renewable's effective income tax rate was (26)% for the six months ended June 30, 2024 (2023: 12%). The effective tax rate is different than the statutory rate primarily due to rate differentials, non-recognition of the benefit of current year tax losses, and non-controlling interests' income or loss not subject to tax.

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

7. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Other(1)	Total(2)(3)
Property, plant and equipment, at fair value
As at December 31, 2023	$32,646	$15,224	$11,022	$197	$59,089
Additions, net	5	(37)	(50)	—	(82)
Transfer from construction work-in-progress	3	514	621	—	1,138
Disposals	(38)	—	—	(39)	(77)
Transfer to assets held for sale	(143)	(230)	—	—	(373)
Items recognized through OCI:
Change in fair value	(75)	—	—	(23)	(98)
Foreign exchange	(1,223)	(293)	(286)	(16)	(1,818)
Items recognized through net income:
Change in fair value	(26)	—	—	(11)	(37)
Depreciation	(314)	(437)	(259)	(9)	(1,019)
As at June 30, 2024	$30,835	$14,741	$11,048	$99	$56,723

Construction work-in-progress
As at December 31, 2023	$300	$1,617	$2,987	$12	$4,916
Additions	53	216	1,184	41	1,494
Transfer to property, plant and equipment	(3)	(514)	(621)	—	(1,138)
Disposals	—	(78)	—	(3)	(81)
Transfer to assets held for sale	(1)	—	(12)	(1)	(14)
Items recognized through OCI:
Foreign exchange	(7)	(34)	(32)	—	(73)
Items recognized through net income:
Change in fair value	—	—	(1)	—	(1)
As at June 30, 2024	$342	$1,207	$3,505	$49	$5,103
Total property, plant and equipment, at fair value
As at December 31, 2023(2)(3)	$32,946	$16,841	$14,009	$209	$64,005
As at June 30, 2024(2)(3)	$31,177	$15,948	$14,553	$148	$61,826
(1)Includes biomass and cogeneration.
(2)Includes right-of-use assets not subject to revaluation of $53 million (2023: $60 million) in hydroelectric, $264 million (2023: $284 million) in wind, $394 million (2023: $385 million) in solar, and nil (2023: nil) in other.
(3)Includes land not subject to revaluation of $206 million (2023: $222 million) in hydroelectric, $20 million (2023: $20 million) in wind, $151 million (2023: $92 million) in solar, and $1 million (2023: $1 million) in other.

During the period, Brookfield Renewable, together with its institutional partners, completed the acquisitions of the following investments. They are accounted for as asset acquisitions as they do not constitute business combinations under IFRS 3:
•A series of distributed generation assets in the U.S. totaling 127 MW with $63 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 20% economic interest.
•A series of distributed generation assets in the U.S. totaling 85 MW with $51 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 25% economic interest.

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

8. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings is presented in the following table:

	June 30, 2024				December 31, 2023
	Weighted-average				Weighted- average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	6.6	5	$300	300	N/A	5	$—	$—
Commercial paper	5.9	<1	739	739	6.0	<1	183	183
Medium Term Notes:
Series 4 (C$150)	5.8	12	110	115	5.8	13	113	121
Series 9 (C$400)	3.8	1	292	289	3.8	1	302	297
Series 10 (C$500)	3.6	3	366	357	3.6	3	377	366
Series 11 (C$475)	4.3	5	347	342	4.3	5	358	353
Series 12 (C$475)	3.4	6	347	326	3.4	6	358	335
Series 13 (C$300)	4.3	25	219	185	4.3	26	226	201
Series 14 (C$425)	3.3	26	311	221	3.3	27	321	240
Series 15 (C$400)(1)	5.9	8	292	311	5.9	9	303	324
Series 16 (C$400)	5.3	9	293	298	5.3	10	302	311
Series 17 (C$400)	5.3	30	292	288	—	—	—	—
	4.4	12	2,869	2,732	4.3	10	2,660	2,548
Total corporate borrowings			3,908	$3,771			2,843	$2,731
Add: Unamortized premiums(2)			1				2
Less: Unamortized financing fees(2)			(13)				(12)
Less: Current portion			(1,031)				(183)
			$2,865				$2,650
(1)Includes $7 million (2023: $8 million) outstanding to an associate of Brookfield. Refer to Note 19 - Related party transactions for more details.
(2)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Credit facilities and commercial paper
Brookfield Renewable had $739 million commercial paper outstanding as at June 30, 2024 (2023: $183 million).
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 18 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of corporate credit facilities:

(MILLIONS)	June 30, 2024	December 31, 2023
Authorized corporate credit facilities and related party credit facilities(1)	$2,450	$2,375
Draws on corporate credit facilities(1)(2)	(450)	(165)
Authorized letter of credit facility	500	500
Issued letters of credit	(320)	(307)
Available portion of corporate credit facilities	$2,180	$2,403
(1)Amounts are guaranteed by Brookfield Renewable.
(2)Relates to letter of credit issued against Brookfield Renewable’s corporate credit facilities.

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

Medium term notes
Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Canadian Finco”) (Note 20 – Subsidiary public issuers). Canadian Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Canadian Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
During the first quarter of 2024, Brookfield Renewable issued C$400 million of Series 17 medium-term notes. The medium-term notes have a fixed interest rate of 5.32% and a maturity date of January 10, 2054. The Series 17 medium-term notes are corporate-level green bonds.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Index Average (“SONIA”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Overnight Repo Rate Average (“CORRA”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (“IPC”), Colombia inflation rate, plus a margin. Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (“MCLR”). Non-recourse borrowings in China consist of floating interest rates of People's Bank of China (“PBOC”).
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms for the replacement of the Canadian Dollar Offered Rate (“CDOR”) with CORRA referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption did not have a significant impact on Brookfield Renewable’s financial reporting.
As at June 30, 2024, Brookfield Renewable’s floating rate borrowings have not been materially impacted by SOFR and CORRA reforms.
The composition of non-recourse borrowings is presented in the following table:

	June 30, 2024				December 31, 2023
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)(2)
Hydroelectric	7.5	9	$9,181	$8,878	7.8	9	$9,468	$9,292
Wind	6.1	9	6,675	6,453	6.1	9	6,866	6,922
Utility-scale solar	6.2	10	6,228	6,124	6.2	12	5,868	5,879
Distributed energy & storage	6.3	5	3,476	3,390	6.2	6	3,035	2,963
Sustainable solutions	7.1	1	468	468	7.0	1	1,783	1,783
Total	6.7	9	$26,028	$25,313	6.8	9	$27,020	$26,839
Add: Unamortized premiums(3)			(9)				(11)
Less: Unamortized financing fees(3)			(162)				(140)
Less: Current portion			(3,888)				(4,752)
			$21,969				$22,117
(1)Includes $1,514 million (2023: 2,626 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $99 million (2023: $101 million) outstanding to an associate of Brookfield. Refer to Note 19 - Related party transactions for more details.
(3)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

Supplemental Information
The following table outlines changes in Brookfield Renewable’s borrowings as at June 30, 2024:

(MILLIONS)	As at December 31, 2023	Net cash flows from financing activities	Non-cash
			Transfer to liabilities held for sale	Other(1)	As at June 30, 2024
Corporate borrowings	$2,833	1,152	—	(89)	$3,896
Non-recourse borrowings	$26,869	(166)	(80)	(766)	$25,857
(1)Includes foreign exchange and amortization of unamortized premium and financing fees.
9. NON-CONTROLLING INTERESTS
Brookfield Renewable`s non-controlling interests are comprised of the following:

(MILLIONS)	June 30, 2024	December 31, 2023
Participating non-controlling interests – in operating subsidiaries	$18,099	$18,863
General partnership interest in a holding subsidiary held by Brookfield	48	55
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,330	2,684
BEPC exchangeable shares	2,152	2,479
Preferred equity	565	583
Perpetual subordinated notes	738	592
	$23,932	$25,256

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Brookfield Infrastructure Fund V	Brookfield Global Transition Fund I	Brookfield Global Transition Fund II	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non-controlling interests	Other	Total
As at December 31, 2023	$75	$2,463	$3,214	$2,411	$917	$3,682	$296	$1,288	$122	$2,704	$18	$1,673	$18,863
Net income (loss)	22	(3)	4	32	(9)	(31)	5	14	11	25	—	(4)	66
Other comprehensive income (loss)	—	(116)	(132)	(127)	(54)	(159)	—	(39)	—	(209)	(1)	11	(826)
Capital contributions	—	—	—	63	53	313	3	—	—	—	—	79	511
Return of capital	—	—	—	(12)	(142)	(13)	—	—	—	—	—	—	(167)
Disposal	(21)	(14)	—	—	—	—	—	—	—	—	—	—	(35)
Distributions	(22)	(33)	(73)	(17)	(33)	(3)	(12)	(27)	—	(114)	(1)	(16)	(351)
Other	(1)	—	3	10	3	52	31	(1)	—	—	(1)	(58)	38
As at June 30, 2024	$53	$2,297	$3,016	$2,360	$735	$3,841	$323	$1,235	$133	$2,406	$15	$1,685	$18,099
Interests held by third parties	75% - 78%	43% - 60%	23% - 71%	75%	72%	77% - 80%	54%	50%	25%	53%	0.3%	0.3% - 71%

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

General partnership interest in a holding subsidiary held by Brookfield, Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and BEPC Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. As at June 30, 2024, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $32 million and $65 million were declared during the three and six months ended June 30, 2024, respectively (2023: $28 million and $55 million, respectively).
Consolidated equity includes Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest. The Redeemable/Exchangeable partnership units and the GP interest are held 100% by Brookfield, the BEPC exchangeable shares are held 25% by Brookfield Holders, with the remainder held by public shareholders. The Redeemable/Exchangeable partnership units and BEPC exchangeable shares provide the holder, at its discretion, with the right to redeem these units or shares, respectively, for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable on a one-for-one basis, the Redeemable/Exchangeable partnership units and BEPC exchangeable shares are classified as equity in accordance with IAS 32, Financial Instruments: Presentation.
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the three and six months ended June 30, 2024, exchangeable shareholders of BEPC exchanged 7,459 and 10,142 BEPC exchangeable shares (2023: 833 and 2,575 during the same periods) for an equivalent number of LP units amounting to less than $1 million (2023: less than $1 million). No Redeemable/Exchangeable partnership units have been redeemed.
The Redeemable/Exchangeable partnership units issued by BRELP and the BEPC exchangeable shares issued by BEPC have the same economic attributes in all respects to the LP units issued by Brookfield Renewable, except for the redemption rights described above. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest, excluding incentive distributions, participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units of Brookfield Renewable.
As at June 30, 2024, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and units of GP interest outstanding were 194,487,939 units (December 31, 2023: 194,487,939 units), 179,641,384 shares (December 31, 2023: 179,651,526 shares), and 3,977,260 units (December 31, 2023: 3,977,260 units), respectively.
In December 2023, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and entered into a normal course issuer bid for its outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 14,361,497 LP units and 8,982,586 BEPC exchangeable shares, representing 5% of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2024, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the three and six months ended June 30, 2024 and 2023, there were nil BEPC exchangeable shares repurchased.

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

Distributions
The composition of the distributions for the three and six months ended June 30 is presented in the following table:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2024	2023	2024	2023
General partnership interest in a holding subsidiary held by Brookfield	$1	$1	$2	$2
Incentive distribution	32	28	65	55
	33	29	67	57
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	69	66	139	133
BEPC exchangeable shares held by
Brookfield Holders	16	15	32	31
External shareholders	48	46	97	88
Total BEPC exchangeable shares	64	61	129	119
	$166	$156	$335	$309
Preferred equity
Brookfield Renewable's preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as follows:

(MILLIONS EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the six months ended June 30		Carrying value as at

				2024	2023	June 30, 2024	December 31, 2023
Series 1 (C$136)	6.85	3.1	April 2025	$2	$2	$125	$129
Series 2 (C$113)(1)	3.11	7.6	April 2025	2	2	57	58
Series 3 (C$249)	9.96	4.4	July 2024	4	4	181	187
Series 5 (C$103)	4.11	5.0	April 2018	2	2	75	77
Series 6 (C$175)	7.00	5.0	July 2018	3	3	127	132
	31.03			$13	$13	$565	$583
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
Distributions paid during the three and six months ended June 30, 2024, totaled $6 million and $13 million, respectively (2023: $6 million and $13 million, respectively).
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2024, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
In December 2023, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares to December 17, 2024, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during the three months ended June 30, 2024 and 2023.

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

Perpetual subordinated notes
Brookfield Renewable's perpetual subordinated notes consists:

(MILLIONS EXCEPT AS NOTED)	Notes outstanding	Interest rate (%)	Earliest permitted redemption date	Interest expense for the six months ended June 30		Carrying value as at

Issuance date				2024	2023	June 30, 2024	December 31, 2023
April, 2021	14.0	4.6	April, 2026	$8	$8	$340	$340
December, 2021	10.4	4.9	December, 2026	6	6	252	252
March, 2024	6.00	7.3	March, 2029	3	—	146	—
	30.4			$17	$14	$738	$592
During the first quarter of 2024, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $150 million of perpetual subordinated notes at a fixed rate of 7.25%.
Distributions paid during the three and six months ended June 30, 2024, totaled $10 million and $17 million, respectively (2023: $7 million and $14 million, respectively).
10. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the six months ended June 30		Carrying value as at
				2024	2023	June 30, 2024	December 31, 2023
Series 7 (C$175)	7.00	5.50	January 2026	4	4	128	128
Series 13 (C$250)	10.00	6.05	April 2028	6	5	196	196
Series 15 (C$175)	—	5.75	April 2024	2	4	—	126
Series 17 ($200)	8.00	5.25	March 2025	5	5	195	195
Series 18 (C$150)	6.00	5.50	April 2027	3	2	115	115
	31.00			$20	$20	$634	$760

Distributions paid during the three and six months ended June 30, 2024, totaled $9 million and $20 million, respectively (2023: $10 million and $20 million, respectively).
During the quarter, Brookfield Renewable redeemed all of the outstanding units of Series 15 Preferred Limited Partnership units for C$175 million.
Class A Preferred LP Units - Normal Course Issuer Bid
In December 2023, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2024, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No units were repurchased during the three and six months ended June 30, 2024 and 2023.

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

11. LIMITED PARTNERS' EQUITY
Limited partners’ equity
As at June 30, 2024, 285,052,340 LP units were outstanding (December 31, 2023: 287,164,340 LP units) including 74,339,049 LP units (December 31, 2023: 74,339,049 LP units) held by Brookfield Holders. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the three and six months ended June 30, 2024, 62,494 and 157,512 LP units, respectively (2023: 65,160 and 137,279 LP units, respectively) were issued under the distribution reinvestment plan at a total value of $2 million and $4 million, respectively (2023: $2 million and $4 million, respectively).
During the three and six months ended June 30, 2024, exchangeable shareholders of BEPC exchanged 7,459 and 10,142 BEPC exchangeable shares, respectively (2023: 833 and 2,575 shares, respectively) for an equivalent number of LP units amounting to less than $1 million (2023: less than $1 million).
As at June 30, 2024, Brookfield Holders held a direct and indirect interest of approximately 48% of Brookfield Renewable on a fully-exchanged basis. Brookfield Holders held a direct and indirect interest of 313,640,823 LP units, Redeemable/Exchangeable partnership units, the remaining is held by public investors.
On an unexchanged basis, Brookfield Holders hold a 26% direct and indirect limited partnership interest in Brookfield Renewable, a 41% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a direct 1% GP interest in BRELP and a 25% direct and indirect interest in the exchangeable shares of BEPC as at June 30, 2024.
In December 2023, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 14,361,497 LP units and 8,982,586 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2024, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the three and six months ended June 30, 2024, there were 983,400 and 2,279,654 LP units, respectively (2023: nil and nil, respectively) repurchased at a total cost of $23 million and $52 million, respectively (2023: nil and nil, respectively). During the three and six months ended June 30, 2024, there was 1,063,400 and 2,279,654 LP units, respectively (2023: nil and nil, respectively) cancelled. During the three and six months ended June 30, 2024 and 2023, there were no BEPC exchangeable shares repurchased.

Distributions
The composition of distributions for the three and six months ended June 30 are presented in the following table:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2024	2023	2024	2023
Brookfield Holders	$27	$23	$53	$47
External LP unitholders	74	69	151	142
	$101	$92	$204	$189
In February 2024, Unitholder distributions were increased to $1.42 per LP unit on an annualized basis, an increase of $0.07 per LP unit, which took effect with the distribution paid in March 2024.
Distributions paid during the three and six months ended June 30, 2024 totaled $105 million and $199 million, respectively (2023: $91 million and $182 million).
12. GOODWILL
The following table provides a reconciliation of goodwill:

(MILLIONS)	Total
Balance, as at December 31, 2023	$1,944
Foreign exchange and other	(56)
Balance, as at June 30, 2024	$1,888

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

13. EQUITY-ACCOUNTED INVESTMENTS
The following are Brookfield Renewable’s equity-accounted investments for the six months ended June 30, 2024:

(MILLIONS)	June 30, 2024
Balance, beginning of year	$2,546
Investment	72
Share of net loss	(58)
Share of other comprehensive loss	(18)
Dividends received	(8)
Foreign exchange translation and other	$(4)
Balance as at June 30, 2024	$2,530
During the second quarter of 2024, Brookfield Renewable, together with its institutional partner, subscribed for additional shares in Powen. The subscription increased our total interest in Powen to 47.42% (9.5% net to Brookfield Renewable).
The following table presents the ownership interests and carrying values of Brookfield Renewable’s investments in associates and joint ventures, all of which are accounted for using the equity method:

	Ownership Interest		Carrying Value
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Hydroelectric	14%-50%	14%-50%	$222	$225
Wind	25%-50%	25%-50%	135	159
Utility-scale solar	25%-65%	25%-65%	284	304
Distributed energy & storage	25%-50%	25%-50%	1,059	1,049
Sustainable solutions	4%-49%	4%-49%	830	809
			$2,530	$2,546
14. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents are as follows:

(MILLIONS)	June 30, 2024	December 31, 2023
Cash	$880	$821
Cash subject to restriction	273	251
Short-term deposits	83	69
	$1,236	$1,141
15. RESTRICTED CASH
Brookfield Renewable’s restricted cash is as follows:

(MILLIONS)	June 30, 2024	December 31, 2023
Operations	$282	$299
Capital expenditures and development projects	15	13
Credit obligations	110	79
Total	407	391
Less: non-current	(111)	(81)
Current	$296	$310

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

16. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable's trade receivables and other current assets are as follows:

(MILLIONS)	June 30, 2024	December 31, 2023
Trade receivables	$706	$662
Collateral deposits(1)	196	178
Prepaids and other	131	127
Inventory	125	111
Sales taxes receivable	87	94
Short-term deposits and advances	79	23
Current portion of contract asset	65	61
Income tax receivable	54	74
Other short-term receivables	187	187
	$1,630	$1,517
(1)Collateral deposits are related to energy derivative contracts that Brookfield Renewable enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of Brookfield Renewable's risk management strategy.
Brookfield Renewable primarily receives monthly payments for invoiced power purchase agreement revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
17. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable's accounts payable and accrued liabilities are as follows:

(MILLIONS)	June 30, 2024	December 31, 2023
Operating accrued liabilities	$509	$603
Accounts payable	346	388
Interest payable on borrowings	264	301
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable , perpetual subordinate notes distributions and exchange shares dividends(1)	60	58
Current portion of lease liabilities	38	41
Current portion of contract liability	41	35
Income tax payable	13	41
Other	77	72
	$1,348	$1,539
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield are included in due to related parties.

18. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, Brookfield Renewable will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at June 30, 2024, Brookfield Renewable had $3.7 billion (December 31, 2023: $2.8 billion) of capital expenditure commitments outstanding of which $2.1 billion is payable in 2024, $1,173 million is payable in 2025, $488 million is payable in 2026 to 2028, and $3 million thereafter.

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

The following table lists the assets and portfolio of assets that Brookfield Renewable, together with institutional partners have agreed to acquire which are subject to customary closing conditions as at June 30, 2024:

Region	Technology	Capacity	Consideration	Brookfield Renewable Economic Interest	Expected Close
China	Wind	102 MW development	CNY $116 million ($16 million)	20%	Q4 2024
China	Wind	350 MW development	CNY $790 million ($109 million)	20%	Q4 2024
Brazil	Distributed energy & storage	829 MW development 13 MW operating	R$340 million ($60 million)	20%	2024-2026
Europe	Various	23 GW development 5 GW operating	€39.85 per share, implying an enterprise value of €6.1 billion ($6.7 billion) for entire Neon	Up to $540 million	Q4 2024
India	Various	524 MW operating 2.75 GW development	$89 million	14%	Q3 2024
South Korea	Utility-scale solar	238 MW development	$51 million	32.5%	H2-2024
South Korea	Various	103 MW operating and development 2.2 GW development	$37 million	46.5%	H2-2024
An integral part of Brookfield Renewable’s strategy is to participate with institutional partners in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 8 – Borrowings.
Brookfield Renewable, along with institutional partners, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Global Transition Fund and Brookfield Global Transition Fund II. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

Letters of credit issued by Brookfield Renewable along with institutional partners and its subsidiaries were as at the following dates:

(MILLIONS)	June 30, 2024	December 31, 2023
Brookfield Renewable along with institutional partners	$115	$100
Brookfield Renewable's subsidiaries	1,891	2,026
	$2,006	$2,126
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, power marketing activities such as purchase and sale agreements, swap agreements, credit facilities of certain Brookfield private funds and that are also secured by committed capital of our third-party institutional partners, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.
19. RELATED PARTY TRANSACTIONS
Brookfield Renewable’s related party transactions are recorded at the exchange amount and are primarily with Brookfield.
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2024 and the draws bear interest at Secured Overnight Financing Rate plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation. Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at June 30, 2024 (December 31, 2023: nil). The interest expense on the Brookfield Corporation revolving credit facility and deposit for the three and six months ended June 30, 2024 totaled nil (2023: nil).
From time to time Brookfield Reinsurance and its related entities may participate in capital raises undertaken by Brookfield Renewable. These financings are typically provided at the market rates and as at June 30, 2024, $99 million of non-recourse borrowings (December 31, 2023: $101 million) and $7 million of corporate borrowings (December 31, 2023: $8 million) were due to Brookfield Reinsurance. Brookfield Reinsurance has also subscribed to tax equity financing of $2 million (December 31, 2023: $2 million) and preferred limited partners equity of $11 million (December 31, 2023: $11 million). As at June 30, 2024, Brookfield Renewable had $431 million (December 31, 2023: $450 million) of borrowings from Brookfield Reinsurance classified as due to related party.

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

The following table reflects the related party agreements and transactions for the three and six months ended June 30 in the interim consolidated statements of income (loss):

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2024	2023	2024	2023
Revenues
Power purchase and revenue agreements	$(8)	$(32)	$8	$12

Direct operating costs
Energy marketing fee & other services	$(5)	$(4)	$(5)	$(5)

Interest expense
Borrowings	$(13)	$(7)	$(27)	$(12)
Contract balance accretion	(9)	(7)	(17)	(15)
	$(22)	$(14)	$(44)	$(27)

Other
Distribution income	$1	$4	$3	$5
Other related party services	2	1	3	1
Financial instrument gain	—	4	2	9

Management service costs	$(53)	$(55)	$(98)	$(112)

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	June 30, 2024	December 31, 2023
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$65	$61

Due from related parties
Amounts due from	Brookfield(1)	359	1,386
	Equity-accounted investments and other	30	57
		389	1,443
Non-current assets
Financial instrument assets	Brookfield	86	170

Other long-term assets
Contract asset	Brookfield	282	314

Due from related parties
	Equity-accounted investments and other	135	135
Current liabilities
Contract liability	Brookfield	41	35

Financial instrument liabilities	Brookfield Reinsurance	1	2

Due to related parties
Amounts due to	Brookfield(2)	559	541
	Equity-accounted investments and other	19	13
	Brookfield Reinsurance	230	242
Accrued distributions payable on LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	42	39
		850	835
Non-current liabilities
Financial instrument liabilities	Brookfield Reinsurance	2	2

Due to related parties
Amounts due to	Brookfield(2)	460	496
	Brookfield Reinsurance	201	208
	Equity-accounted investments and other	21	1
		682	705
Corporate borrowings	Brookfield Reinsurance	7	8

Non-recourse borrowings	Brookfield Reinsurance and associates	99	101

Other long-term liabilities
Contract liability	Brookfield	684	680

Equity
Preferred limited partners equity	Brookfield Reinsurance and associates	$11	$11
(1)Includes receivables of $272 million (2023: $1,328 million) associated with the Brookfield Global Transition Fund credit facility.
(2)Includes payables of nil (2023: $6 million), $83 million (2023: $81 million), and $290 million (2023: $307 million) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund, and Brookfield Global Transition Fund II credit facilities, respectively.

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

20. SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Canadian Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at June 30, 2024
Current assets	$68	$388	$2,921	$992	$4,190	$(4,357)	$4,202
Long-term assets	4,062	239	2	41,244	69,506	(45,456)	69,597
Current liabilities	76	8	341	8,980	6,793	(8,142)	8,056
Long-term liabilities	—	—	2,565	351	34,846	—	37,762
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	18,099	—	18,099
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,330	—	—	2,330
BEPC exchangeable shares	—	—	—	—	2,152	—	2,152
Preferred equity	—	565	—	—	—	—	565
Perpetual subordinated notes	—	—	—	738	—	—	738
Preferred limited partners' equity	634	—	—	639	—	(639)	634
As at December 31, 2023
Current assets	$65	$400	$2,695	$790	$4,611	$(3,951)	$4,610
Long-term assets	4,735	246	2	44,239	71,435	(49,139)	71,518
Current liabilities	72	8	32	8,406	7,658	(8,138)	8,038
Long-term liabilities	—	—	2,650	56	35,405	—	38,111
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	18,863	—	18,863
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,684	—	—	2,684
BEPC exchangeable shares	—	—	—	—	2,479	—	2,479
Preferred equity	—	583	—	—	—	—	583
Perpetual subordinated notes	—	—	—	592	—	—	592
Preferred limited partners' equity	760	—	—	765	—	(765)	760
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
Three months ended June 30, 2024
Revenues	$—	$—	$—	$—	$1,482	$—	$1,482
Net income (loss)	(70)	—	—	(505)	216	271	(88)
Three months ended June 30, 2023
Revenues	$—	$—	$—	$—	$1,205	$—	$1,205
Net income (loss)	(18)	—	1	(275)	424	19	151
Six months ended June 30, 2024
Revenues	$—	$—	$—	$—	$2,974	$—	$2,974
Net income (loss)	(126)	—	—	(886)	399	455	(158)
Six months ended June 30, 2023
Revenues	$—	$—	$—	$—	$2,536	$—	$2,536
Net income (loss)	(34)	—	2	(461)	777	44	328
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments and BEP Subco Inc., collectively the “Subsidiary Credit Supporters”.
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco, and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 8 – Borrowings for additional details regarding the medium-term borrowings issued by Canadian Finco. See Note 9 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
21. SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to acquire a 75% interest ( 15% net to Brookfield Renewable) in a leading renewables development platform in Australia with over 2 GW of wind and co-located battery development projects, for $162 million ($32 million net to Brookfield Renewable) with the opportunity for follow on investment.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of an approximate 74% interest in a leading wind focused commercial and industrial renewable business in India, with 500 MW of operating assets and an approximate 3 GW development pipeline. The transaction structure consists of an upfront payment of approximately $89 million (expected $18 million net to Brookfield Renewable)with the opportunity for follow on investment.
Subsequent to the quarter, Brookfield Renewable issued C$300 million of Series 18 medium-term notes. The medium-term notes have a fixed interest rate of 4.96% and a maturity date of October 30, 2034. The Series 18 medium-term notes are corporate-level green bonds.
Subsequent to the quarter, Brookfield Renewable issued C$100 million of Series 17 medium-term notes. The medium-term notes have a fixed interest rate of 5.32% and a maturity date of January 10, 2054. The Series 17 medium-term notes are corporate-level green bonds.
Subsequent to the quarter, Brookfield Renewable declared the fixed quarterly distributions on the Class A Preference Series 3 Shares during the five years commencing August 1, 2024 will be paid at an annual rate of 6.519%.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of a fully integrated solar-focused renewables platform in South Korea with an operating and under construction portfolio totaling 103 MW of distributed generation assets and a 2.2 GW development pipeline for an upfront payment of $17 million (expected $3.4 million net to Brookfield Renewable) and total consideration of approximately $37 million (expected $7 million net to Brookfield Renewable) with the opportunity for follow on investment.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 70% interest in a 238 MW portfolio of utility-scale solar development assets in South Korea for $13 million (expected $3 million net to Brookfield Renewable) with the potential to deploy up to an incremental $104 million (expected $21 million net to Brookfield Renewable).

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 150 MW wind facility in China for proceeds of approximately $42 million ($8 million net to Brookfield Renewable).
Subsequent to the quarter, Brookfield Renewable, together with its institutional partner, subscribed for additional shares in Powen. The subscription increased our total interest in Powen to approximately 50% (10% net to Brookfield Renewable).

Brookfield Renewable Partners L.P.	Q2 2024 Interim Consolidated Financial Statements and Notes	June 30, 2024

GENERAL INFORMATION
Corporate Office
73 Front Street
5th Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.'s Service Provider,
Brookfield Canada Renewable Manager LP
Connor Teskey
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
8th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Scott Cutler
Dr. Sarah Deasley
Nancy Dorn
Lou Maroun
Stephen Westwell
Patricia Zuccotti

Exchange Listing
NYSE: BEP (LP units)
TSX:    BEP.UN (LP units)
NYSE: BEPC (exchangeable shares)
TSX: BEPC (exchangeable shares)
TSX:    BEP.PR.G (Preferred LP Units - Series 7)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
NYSE: BEP.PR.A (Preferred LP Units - Series 17)
TSX: BEP.PR.R (Preferred LP Units - Series 18)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
NYSE: BEPH (Perpetual subordinated notes)
NYSE: BEPI (Perpetual subordinated notes)
NYSE: BEPJ (Perpetual subordinated notes)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2023 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR+ at www.sedarplus.ca.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

Brookfield Renewable Partners L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN